OCEANFIRST FINANCIAL CORP.

110 West Front Street

Red Bank, New Jersey 07701

VIA EDGAR

January 14, 2022

Division of Corporate Finance

Office of Finance

United States Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549-3628

Re:	OceanFirst Financial Corp.

Registration Statement on Form S-4

File No. 333-261868

Filed December 23, 2021

Ladies and Gentlemen:

The undersigned hereby requests, pursuant to Rule 460 and Rule 461 promulgated under the Securities Act of 1933, as amended, that the above-referenced Registration Statement on Form S-4 (File No. 333-261868) (the “Form S-4”) of OceanFirst Financial Corp. be declared effective at 4:00 p.m., New York City time, on Tuesday, January 18, 2022, or as soon as thereafter practicable. We respectfully request that we be notified of such effectiveness by a telephone call to Sven Mickisch of Skadden, Arps, Slate, Meagher & Flom LLP at (212) 735-3554 and that such effectiveness also be confirmed in writing to the addressees listed on the cover page of the Form S-4.

Very truly yours,

OCEANFIRST FINANCIAL CORP.

By:	/s/ Steven J. Tsimbinos
Name: Steven J. Tsimbinos
Title: Executive Vice President, General Counsel and Corporate Secretary

cc:	Christopher D. Maher, OceanFirst Financial Corp.

Sven Mickisch, Skadden, Arps, Slate, Meagher & Flom LLP

J. Nolan McWilliams, United States Securities and Exchange Commission